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Form 12b-25                                       SEC FILE NUMBER    0-2675
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                                                  CUSIP NUMBER  174993-03-0
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

Check One:

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For the Period Ended:                      DECEMBER 28,1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

UNITED MAGAZINE COMPANY
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Full Name of Registrant

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Former Name, if Applicable

5131 POST ROAD
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Address of Principal Executive Office (Street and Number)
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DUBLIN, OHIO 43017
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City, State and Zip Code

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PART II - RULES 12B-25 (B) AND (C)
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         If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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         State below in reasonable detail the reasons why Form 10-K, Form 20-F,
Form 11-K, Form 10-Q, Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets, if needed)

     DURING THE QUARTER ENDED SEPTEMBER 28, 1996, THE COMPANY WAS INVOLVED IN FOUR (4) SIGNIFICANT ACQUISITIONS OF PREVIOUSLY UNAUDITED COMPANIES. THE COMPANY AND ITS AUDITORS ARE IN THE PROCESS OF RESOLVING FINAL DETAILS WITH THE S.E.C. RELATING TO PURCHASE PRICE ACCOUNTING VALUATIONS ASSOCIATED WITH THE ACQUISITIONS. UNTIL THAT PROCESS IS COMPLETE, THE FINANCIAL STATEMENTS TO BE INCLUDED IN THE FORM 10-Q CANNOT BE PREPARED.

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PART IV - OTHER INFORMATION
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         (1)  Name and telephone number (include area code) of person to contact in regard to this notification: Thomas L. Gerlacher, CFO, (614) 792-0777
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         (2) Have all other periodic reports required under Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[   ]  Yes

[X] No BECAUSE OF THE REASONS STATED IN PART III, AND BECAUSE OF DELAYS IN FINAL RESOLUTION OF S.E.C. ACCOUNTING ISSUES, THE FORM 10-KSB FOR THE PERIOD ENDED SEPTEMBER 28, 1996, IS NOW IN THE FINAL STAGES OF BEING PREPARED.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes
[   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE AT THIS TIME. PLEASE SEE ATTACHED.

         United Magazine Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  February 7, 1997                          By:   /S/ Thomas L. Gerlacher
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Date

                                              Thomas L. Gerlacher, CFO
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                                              Print Name and Title

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Form 12b-25
United Magazine Company

         For the quarter ended December 30, 1995, the Company reported revenue of $6,305,000, and a loss of $212,000. In January of 1996, the Company completed acquisitions of two (2) companies with annualized revenue of $33,000,000. In the fourth quarter of 1996, the Company was involved in acquisitions of four (4) companies with aggregate annual revenues of approximately $216,000,000. These companies will be accounted for under purchase accounting. The purchase prices are subject to adjustments based on tangible net worth at agreed to points in time. The impact of these purchase prices is still being quantified.







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